EXHIBIT 21.01

LIST OF SUBSIDIARIES

Listed below are our subsidiaries, our percentage ownership in each subsidiary and the total number of active subsidiaries directly or indirectly owned by each subsidiary as of June 29, 2017.

	% Ownership	U.S. Subsidiaries	Non-U.S. Subsidiaries

FFIN Securities, Inc., Nevada, USA	100%	-	-

LLC IC Freedom Finance, Russia	100%	-	4
JSC Freedom Finance, Kazakhstan(1)
LLC FFIN Bank, Russia(2)
LLC First Stock Store, Russia(3) Branch Office of LLC IC Freedom Finance in Kazahkstan, Kazakhstan(4)

(1) LLC IC Freedom Finance owns a 100% interest in JSC Freedom Finance.
(2) LLC IC Freedom Finance owns a 100% interest in LLC FFIN Bank.
(3) LLC IC Freedom Finance owns a 100% interest in LLC First Stock Store.
(4) LLC IC Freedom Finance owns a 100% interest in Branch Office of LLC IC Freedom Finance in Kazakhstan.